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December 6, 2024

United States Securities and Exchange Commission Division of Corporation Finance Office of Energy & Transportation 100 F Street, N.E. Washington, D.C. 20549 Attn: Claudia Rios and Karina Dorin

Re: Smart Logistics Global Limited

Amendment No. 1 to Registration Statement on Form F-1

Filed November 20, 2024

File No. 333-282504

Dear Ms. Rios and Ms. Dorin:

On behalf of our client, Smart Logistics Global Limited (the “Company”), we hereby provide a response to the comments issued in a letter dated December 2, 2024 (the “Staff’s Letter”) regarding the Company’s Amendment No. 1 to Registration Statement on Form F-1 (the “F-1/A”).  Contemporaneously, we are filing the Amendment No. 2 to Registration Statement on Form F-1 via Edgar (the “Amendment No. 2”).

In order to facilitate the review by the staff of the Securities and Exchange Commission (the “Staff”) of the Amendment No. 2, we have responded, on behalf of the Company, to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

Amendment No. 1 to Registration Statement on Form F-1

Cover Page

1.Please revise to include in the Cover Page and Prospectus Summary, disclosures relating to dividends declared and paid subsequent to June 30, 2024 discussed in Note 17. Subsequent Events, page F-22.

Response: In response to the Staff’s comments, the Company has updated the Cover Page and page 5 of the Prospectus Summary to include the disclosures relating to dividends declared and paid subsequent to June 30, 2024 discussed in Note 17. Subsequent Events, page F-22.

Exhibits

2.The third paragraph of Exhibit 5.1 includes an inappropriate limitation on the documents reviewed and review conducted. Counsel may indicate that the identified items were the only items reviewed if it also states that it determined that the identified documents included all documents that it deemed relevant to rendering an opinion. Please file amended opinion that either removes the language indicating that such counsel's review was limited to the identified items or include a statement that counsel determined that the identified items were the only documents and searches relevant to rendering an opinion. In addition, each of numbered assumptions 5 through 10 of Schedule 2 to the legality opinion appears to be overly broad. Please file a revised opinion without those assumptions, or provide an explanation as to why each of those assumptions would be appropriate. Counsel may assume in a legality opinion that representations of officers and employees are correct as to questions of fact, including with regard to these items. On the other hand, counsel may not assume any of the material facts underlying the opinion or any readily ascertainable facts. See Staff Legal Bulletin No. 19 at Section II.B.3.a.

Response: In response to the Staff’s comments, the Company filed a revised opinion as Exhibit 5.1 to the Amendment No. 2.

3.We note that you have filed a short-form tax opinion as Exhibit 8.1, which is included in Exhibit 5.1. Please revise your registration statement to clearly state that the disclosure under Material Income Tax Considerations is the opinion of counsel, name counsel and clearly identify and articulate the opinion being rendered. Refer to Section III.B.2 of Staff Legal Bulletin No. 19.

Response: In response to the Staff’s comments, the Company has revised the disclosure on page 144 of the Amendment No. 2.

Please call me at 202-524-8470 if you would like additional information with respect to any of the foregoing.  Thank you.

Sincerely,

/s/ Jane Tam

Jane Tam
Senior Counsel

cc: Hue Kwok Chiu, Chief Executive Officer of Smart Logistics Global Limited

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